Mail Stop 0306
		                    December 14, 2004



Dane A. Miller, Ph.D.
President and CEO
Biomet Inc
56 East Bell Drive
Warsaw, Indiana 46582


Re:	Biomet Inc
	Form 10-K for the fiscal year ended May 31, 2004
	Form 10-Q for the fiscal quarter ended August 31, 2004
	Forms 8-K for 2004
	File No.  1-15601


Dear Dr. Miller:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Dr. Dane A. Miller
December  14, 2004
Page 2


Form 8-K filed on September 17, 2004 and Amended on September 21,
2004

1. We note that you present your non-GAAP measures in the form of an
Adjusted Statement of Operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including adjusted cost of sales, adjusted gross profit, adjusted R&D, adjusted operating income, adjusted income before taxes and minority interest and adjusted net income, which have not been described to investors.
In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item
10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors. These disclosures must be included in the Form 8-K itself.
* In future filings, to eliminate investor confusion, please remove the Adjusted Statement of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.



Form 10-Q for the period ended August 31, 2004

2. We note that you present and discuss several non-GAAP measures in your results of operations, including an adjusted net sales, net U.S
- based revenues, net foreign revenues excluding the impact of foreign currency and the impact of acquisitions, cost of sales adjusted for the current period impact of inventory step-up relating to acquisitions, and operating income adjusted for acquisition related expenses. In future filings, please consider revising MD&A to disclose and quantify the impact of these transactions on your US
GAAP results. For example, you could indicate that the increase in net sales for the period reflected the impact of foreign currency fluctuations of $XX million and the impact of sales from the newly acquired businesses of $XX million.



Dr. Dane A. Miller
December  14, 2004
Page 3


If you continue to provide these non-GAAP measures, please revise future filings to fully comply with Item 10(e) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented, an explanation of why you believe the measures provide useful information to investors, and a statement disclosing the additional purposes for each of the non-GAAP measures.





*  *  *  *  *  *  *

      As appropriate, please respond to these comments within 15 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.

      You may contact Jeanne Bennett at (202) 942-1915, or me at
(202) 942-1931, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at
(202) 942-1791.


      Sincerely,


								Angela J. Crane
      							Reviewing Accountant

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